
11007944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________________ to ________________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

252285V3

Financial Statements and Supplemental Schedule

TI 401(k) Savings Plan
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

TI 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009,
and for the Year Ended December 31, 2010

Contents



Ernst & Young

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administration Committee
TI 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2011

Ernst + Young LLP

TI 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2010	December 31 2009
	(In Thousands)	
Assets		
Plan interest in the Master Trust	**$ 1,023,621**	$ 992,340
Notes receivable from participants	**12,975**	15,126
Total assets	**1,036,596**	1,007,466
Liabilities		
Accrued expenses	**352**	343
Net assets available for benefits	**$ 1,036,244**	$ 1,007,123

See accompanying notes.

TI 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
(In Thousands)

Plan interest in net investment gain from Master Trust	$ 125,585
Interest income on notes receivable from participants	785
Contributions:	
Participant	21,438
Employer	4,553
	25,991
Transfer of net assets between plans within the Master Trust	(1,063)
Benefits paid to participants	(120,971)
Administrative expenses	(1,206)
	(122,177)
Net increase	29,121
Net assets available for benefits:	
Beginning of year	1,007,123
End of year	$ 1,036,244

See accompanying notes.

TI 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the closed plan.

The following description of the Savings Plan provides only general information. Participants should refer to the Savings Plan document for a more complete description of the Savings Plan's provisions.

General

The Savings Plan was adopted effective January 1, 1973. In the fall of 1997, each participant elected to either remain in the Savings Plan or discontinue participation and have assets representing the value of his or her Savings Plan accounts transferred into the C&S Plan on January 5, 1998. The Company closed the Savings Plan to new participants as of December 1, 1997.

The Savings Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Savings Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the Savings Plan's investment options.

1. Description of the Plan (continued)

Eligibility/Participation

Participants in the Savings Plan are (i) individuals who were participants in the Savings Plan on December 1, 1997, and who elected to continue participation in the Savings Plan and not participate in the C&S Plan; (ii) prior Burr-Brown Pension Plan participants who elected to begin participating in the Savings Plan on January 1, 2001; or (iii) prior BBC FIT Plan participants who were automatically transferred into the Savings Plan on August 19, 2002.

Participants' Accounts

Participants may have one or more of the following accounts within the Savings Plan: a 401(k) Account which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account for contributions made pursuant to the C&S Plan that were subsequently transferred to the Savings Plan; a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC Account).

A participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. A participant's Profit Sharing Account, Contribution Account, and VEC Account are credited with earnings and losses thereon. Allocations of the Savings Plan earnings and losses are based on account balances. Expenses of administering the Savings Plan and its related trust are deducted from participants' accounts to the extent not paid by the Company.

1. Description of the Plan (continued)

Contributions

The Savings Plan receives contributions from TI and from participants. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Savings Plan provisions or the Internal Revenue Code (the Code) ($16,500 for 2010). Such contributions are credited to the participant's 401(k) Account. The maximum contribution rate is 50% of the participant's compensation, as defined by the Savings Plan.

The Savings Plan offers catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001 that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the Savings Plan year.

Effective July 1, 2010, a Roth post-tax TI 401(k) contribution option was made available in addition to the traditional pre-tax option.

TI matches up to 50% of a participant's salary deferrals, provided that the aggregate match does not exceed 2% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. For the prior Burr-Brown pension plan participants who elected to participate in the Savings Plan, TI matches up to 25% of a participant's salary deferrals, not to exceed 3.75% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. The employer matching contributions are credited to the participant's 401(k) Account.

1. Description of the Plan (continued)

Investments

All investment assets of the Savings Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the C&S Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2010 and 2009 are presented in Note 3. The Savings Plan's ownership in the Master Trust is denominated in units. Units represent the value of participants' accounts in the Savings Plan.

Interest and dividends and net appreciation (depreciation) in the fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants in their sole discretion may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

Notes Receivable from Participants

Notes receivable from participants represent participant loans. Each loan a participant takes shall be deducted from his or her account, as described in the loan policy as adopted under the Savings Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited, as described in the loan policy adopted under the Savings Plan.

Distributions and Vesting

Participants are 100% vested in their accounts. Upon a participant's termination of employment such participant shall be entitled to receive all or part of their accounts, subject to repayment of outstanding loans.

1. Description of the Plan (continued)

A participant who has not completed five years of credited service, and whose employment terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the Savings Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

A participant who terminates employment for any reason after at least five years of credited service, and any participant whose employment terminates because of retirement, permanent disability, or death, shall be entitled to receive (or, in the case of death, the participant's beneficiary shall be entitled to receive) the full amount of his or her Savings Plan accounts, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years, (ii) becoming entitled to a distribution in accordance with the Savings Plan provisions or (iii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must equal at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to make a withdrawal from his or her VEC Account at any time, provided the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

Certain further limitations on withdrawals are described in the Savings Plan document.

1. Description of the Plan (continued)

Transfers Between Plans Within the Master Trust

An employee who has incurred a break in credited service as defined in the Savings Plan document, shall not participate in the Savings Plan during such break. A former participant or employee who has satisfied the requirements for participation in the Savings Plan prior to incurring a break in credited service and who following such break again becomes an employee shall not be eligible to again participate in the Savings Plan. Upon rehire, such employee's Savings Plan accounts shall be transferred to and the employee shall begin participating in the C&S Plan. Included in the statement of changes in net assets available for benefits are transfer amounts from the Savings Plan to the C&S Plan representing the participant account balances of employees whom the Company has rehired.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the Savings Plan by giving written notice to the Administration Committee and Savings Plan trustee, subject to the provisions of ERISA. In the event of Savings Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Savings Plan measures and reports financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy below indicates the extent and level of judgment used to estimate fair value measurements.

Level 1	Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.
Level 3	Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions.

2. Summary of Significant Accounting Policies (continued)

Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at fair value using published market prices, which represent the net asset value of shares held by the Savings Plan at year-end.

Common/collective trusts: Valued at net asset value based on the fair value of the underlying investments of the trust as determined by the sponsor of the trust.

Cash equivalents: Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes that its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TI 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2010 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund (a)	$ –	$ 361,604	$ –	$ 361,604
Northern Trust Daily Aggregate Bond Index Fund (a)	–	285,407	–	285,407
BlackRock Equity Index Fund (b)	–	366,598	–	366,598
Northern Trust Russell 1000 Value Equity Index Fund (a)	–	58,407	–	58,407
Northern Trust Russell 1000 Growth Equity Index Fund (a)	–	226,623	–	226,623
Northern Trust Russell 2000 Equity Index Fund (a)	–	169,014	–	169,014
BlackRock EAFE (International) Equity Index Fund (b)	–	274,578	–	274,578
BlackRock LifePath Index Retirement Fund (b)*	–	101,478	–	101,478
BlackRock LifePath Index 2020 Fund (b)*	–	72,317	–	72,317
BlackRock LifePath Index 2030 Fund (b)*	–	63,041	–	63,041
BlackRock LifePath Index 2040 Fund (b)*	–	46,484	–	46,484
BlackRock LifePath Index 2050 Fund (b)*	–	2,248	–	2,248
Subtotal	–	2,027,799	–	2,027,799
TI Common Stock ** (a)	791,737	–	–	791,737
Brokerage Window***:				
Cash and cash equivalents (a)	49,862	–	–	49,862
Registered investment companies (a)	44,005	–	–	44,005
Other common stocks (a)	92,836	–	–	92,836
Other investments (a)	–	9,001	–	9,001
Subtotal	186,703	9,001	–	195,704
Total Master Trust assets at fair value	$ 978,440	$ 2,036,800	$ –	$3,015,240

TI 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2009 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund (a)	$ –	$ 370,219	$ –	$ 370,219
Northern Trust Daily Aggregate Bond Index Fund (d)	–	246,126	–	246,126
BlackRock Equity Index Fund (b)	–	334,202	–	334,202
Northern Trust Russell 1000 Value Equity Index Fund (c)	–	44,268	–	44,268
Northern Trust Russell 1000 Growth Equity Index Fund (c)	–	203,410	–	203,410
Northern Trust Russell 2000 Equity Index Fund (c)	–	127,267	–	127,267
BlackRock EAFE (International) Equity Index Fund (b)	–	241,178	–	241,178
BlackRock LifePath Index 2010 Fund (b)*	–	104,454	–	104,454
BlackRock LifePath Index 2020 Fund (b)*	–	54,474	–	54,474
BlackRock LifePath Index 2030 Fund (b)*	–	49,596	–	49,596
BlackRock LifePath Index 2040 Fund (b)*	–	38,725	–	38,725
Subtotal	–	1,813,919	–	1,813,919
TI Common Stock ** (a)	759,304	–	–	759,304
Brokerage Window***:				
Cash and cash equivalents (a)	46,579	–	–	46,579
Registered investment companies (a)	37,538	–	–	37,538
Other common stocks (a)	72,822	–	–	72,822
Other investments (a)	–	6,802	–	6,802
Subtotal	156,939	6,802	–	163,741
Total Master Trust assets at fair value	$ 916,243	$1,820,721	$ –	$2,736,964

2. Summary of Significant Accounting Policies (continued)

* The BlackRock LifePath funds are target date allocation funds. These funds hold a mix of broad-market stock, bond, and real estate index funds designed for participants who expect to retire in or close to the target year stated in the fund's name. With the exception of the BlackRock LifePath Index Retirement Fund (LifePath Retirement Fund), over time, the mix of the funds will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the LifePath Retirement Fund, which is designed to provide those participants who are withdrawing money from the Savings Plan with an appropriate blend of income and inflation protection.

** The TI common stock held by the Savings Plan is the principal component of the TI Stock Fund. The TI Stock Fund also includes an investment in the Northern Trust Short Term Investment Fund to provide liquidity, which allows participants to buy and sell the TI Stock Fund on a daily basis without the usual 3-day trade settlement period for individual stock transactions. Participant ownership in the TI Stock Fund is measured in units of the fund instead of in shares of TI common stock.

*** The Brokerage Window is provided for participants who want more investment choices than the core options offered by the Savings Plan. Through the window, participants have access to the wide range of funds and securities available from Fidelity Investments. As of December 31, 2010 and 2009, the investment holdings of the participants via the window included a large variety of mutual funds, exchange-traded funds and individual securities, with no material concentration in any one investment or industry.

<u>Ability to Redeem the Funds at the Plan Level</u>

(a) Redemptions allowed with one-day's notice of any amounts.

(b) Redemptions allowed with 30-days' notice of any amounts.

(c) Redemptions allowed twice a month with six days' notice of up to 25% of the balance of the shares held. When the market value is $1,000,000 or less, 100% of the share balance may be redeemed.

(d) Redemptions allowed twice a month with six days' notice of up to 15% of the balance of the shares held. When the market value is $1,000,000 or less, 100% of the share balance may be redeemed.

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The investment funds offered to participants in the Savings Plan largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Other than the TI Stock Fund, each of the funds is diversified across a wide number of securities within its stated asset class.

The Savings Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of such securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain Savings Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the Savings Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Savings Plan's assets are invested in the Company's common stock. Because the Company is the Savings Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from ERISA's prohibited transaction rules.

Basis of Accounting

The financial statements of the Savings Plan are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amended Accounting Standards Codification 820 (ASC 820) *Fair Value Measurements and Disclosures* to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009, and was adopted by the Savings Plan effective January 1, 2010. Since ASU 2010-06 affects only fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Savings Plan's net assets available for benefits or its changes in net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Savings Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

TI 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Interest in Master Trust

The Savings Plan's investments are held in the Master Trust, which was established for the investment of assets of the Savings Plan and the C&S Plan sponsored by TI (see Note 1). The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2010 and 2009, and the percentage interest the Savings Plan holds in each of the Master Trust accounts are summarized as follows (dollars in thousands):

	2010		2009	
	Master Trust Fair Value	Savings Plan Percentage Interest	Master Trust Fair Value	Savings Plan Percentage Interest
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	**$ 361,604**	**42%**	$ 370,219	45%
Northern Trust Daily Aggregate Bond Index Fund	**285,407**	**36%**	246,126	39%
BlackRock Equity Index Fund	**366,598**	**34%**	334,202	36%
Northern Trust Russell 1000 Value Equity Index Fund	**58,407**	**29%**	44,268	31%
Northern Trust Russell 1000 Growth Equity Index Fund	**226,623**	**28%**	203,410	29%
Northern Trust Russell 2000 Equity Index Fund	**169,014**	**28%**	127,267	30%
BlackRock EAFE (International) Equity Index Fund	**274,578**	**30%**	241,178	32%
BlackRock LifePath Index Retirement Fund	**101,478**	**36%**	104,454	37%
BlackRock LifePath Index 2020 Fund	**72,317**	**42%**	54,474	43%
BlackRock LifePath Index 2030 Fund	**63,041**	**19%**	49,596	21%
BlackRock LifePath Index 2040 Fund	**46,484**	**15%**	38,725	17%
BlackRock LifePath Index 2050 Fund	**2,248**	**20%**	–	0%
TI Common Stock	**791,737**	**35%**	759,304	36%
Brokerage Window:				
Cash and cash equivalents	**49,862**	**38%**	46,579	42%
Registered investment companies	**44,005**	**43%**	37,538	47%
Other common stocks	**92,836**	**36%**	72,822	40%
Other investments	**9,001**	**52%**	6,802	65%
	$3,015,240		$2,736,964	

At December 31, 2010 and 2009, the Savings Plan's portion of the Master Trust assets was approximately 34%, or $1,024 million, and 36%, or $992 million, respectively.

3. Interest in Master Trust (continued)

Net investment income of the Master Trust accounts for the year ended December 31, 2010, and the Savings Plan's share of net investment income of each Master Trust account are summarized as follows (dollars in thousands):

	Master Trust			
	Net Appreciation in Fair Value of Investments	Interest and Dividends	Net Investment Income	Savings Plan Share in Net Investment Income
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 565	$ 565	45%
Northern Trust Daily Aggregate Bond Index Fund	16,257	–	16,257	37%
BlackRock Equity Index Fund	47,881	–	47,881	33%
Northern Trust Russell 1000 Value Equity Index und	7,298	–	7,298	29%
Northern Trust Russell 1000 Growth Equity Index Fund	32,238	–	32,238	28%
Northern Trust Russell 2000 Equity Index Fund	33,872	–	33,872	28%
BlackRock EAFE (International) Equity Index Fund	19,837	–	19,837	29%
BlackRock LifePath Index Retirement Fund	10,417	–	10,417	36%
BlackRock LifePath Index 2020 Fund	7,296	–	7,296	40%
BlackRock LifePath Index 2030 Fund	7,292	–	7,292	19%
BlackRock LifePath Index 2040 Fund	5,934	–	5,934	15%
BlackRock LifePath Index 2050 Fund	197	–	197	11%
TI Common Stock	163,090	13,473	176,563	35%
Brokerage Window:				
Cash and cash equivalents	–	395	395	38%
Registered investment companies	6,284	348	6,632	43%
Other common stocks	8,232	735	8,967	36%
Other investments	945	71	1,016	52%
	$ 367,070	$ 15,587	$ 382,657	

The Savings Plan's portion of the net investment gain of the Master Trust was approximately 33%, or $126 million, for the year ended December 31, 2010.

4. Income Tax Status

The Savings Plan received a determination letter from the Internal Revenue Service (IRS) dated June 21, 2001, stating that the Savings Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Savings Plan was amended and restated. The Savings Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee has indicated the necessary steps are being taken to bring the Savings Plan's operations into compliance with the Code.

U.S. GAAP requires the Administration Committee to evaluate uncertain tax positions taken by the Savings Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Savings Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Savings Plan has recognized no interest or penalties related to uncertain tax positions. The Savings Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administration Committee believes it is no longer subject to income tax examinations for years prior to 2007.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2010	**2009**
Net assets available for benefits per the financial statements	**$ 1,036,244**	$ 1,007,123
Less benefits payable	**(515)**	(434)
Net assets available for benefits per the Form 5500	**$ 1,035,729**	$ 1,006,689

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31 2010
Benefits paid to participants per the financial statements	**$ 120,971**
Plus benefits payable at December 31, 2010	**515**
Less benefits payable at December 31, 2009	**(434)**
Benefits paid to participants per the Form 5500	**$ 121,052**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Event

On April 4, 2011, TI announced that it had entered into an agreement to acquire National Semiconductor Corporation (National). The acquisition is subject to customary closing conditions, including review by U.S. and international regulators and approval by National's shareholders. TI expects the transaction to close sometime in 2011. This acquisition will have no significant impact on the Savings Plan.

Supplemental Schedule

TI 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 017

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In Thousands)
*	Participants	Loans with interest rates ranging from 4.25% to 10% with various maturities	$ –	$ 12,975

* Indicates party-in-interest to the Savings Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI 401(k) SAVINGS PLAN

By: Lita Alessandra
Lita Alessandra
Chair, Administration Committee

Date: June 13, 2011

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54615) pertaining to the TI 401(k) Savings Plan of our report dated June 23, 2011, with respect to the financial statements and supplemental schedule of the TI 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Dallas, Texas
June 23, 2011

Ernst + Young LLP